Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, Texas 77024
(713) 467-8235

October 26, 2006

Via EDGAR

Karl Hiller, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Rio Vista Energy Partners L.P. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed April 6, 2006 File No. 000-50394 Comment Letter Dated October 12, 2006

Dear Mr. Hiller:

On behalf of Rio Vista Energy Partners L.P. (“Rio Vista”), I am responding to your letter dated October 12, 2006 on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.

Rio Vista has reviewed the staff’s comments as outlined in the October 12, 2006 letter and accepts the recommendations contained in your letter. Accordingly, Rio Vista intends to revise, and file a responsive amendment to, its Form 10-K as soon as practicable. As we have discussed, because of the time required to prepare the requested financial statements for the predecessor entity, and in light of a delay in receipt of your letter and the fact that Rio Vista is currently in the process of completing its Form 10-Q for the quarter ended September 30, 2006, Rio Vista respectfully requests that the staff extend Rio Vista’s deadline to file a responsive amendment to its Form 10-K until December 1, 2006.

Please contact me directly at 310-563-1830 if you have any objection to the proposed timing of the amendment to Rio Vista’s Form 10-K. Thank you for your consideration.

Sincerely,

/s/ Ian T. Bothwell
Ian T. Bothwell,
Vice President and Chief Financial Officer
Rio Vista GP LLC,
General Partner of Rio Vista Energy Partners L.P.